

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2013

<u>Via E-mail</u>
Javier Gremes Cordero
Chief Executive Officer
Gas Transporter of the South, Inc.
Don Bosco 3672, 5th Floor
C1206ABF Buenos Aires, Argentina

> **Re: Gas Transporter of the South, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 25, 2012**
> **File No. 001-13396**

Dear Mr. Cordero:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Andrew D. Mew

                            Andrew D. Mew
                            Accounting Branch Chief

cc: Gonzalo Castro Olivera, Chief Financial Officer